UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Announces Amendment to the Merger Agreement with Magazine Luiza

Netshoes (Cayman) Limited (NYSE: NETS) announces that it has entered into a second amendment to the Agreement and Plan of Merger, dated April 29, 2019 and amended on May 26, 2019, by and among Netshoes, Magazine Luiza S.A. (“Magalu”) and its subsidiary (as amended from time to time, the “Merger Agreement”) to increase the Per Share Merger Consideration (as such term is defined in the Merger Agreement) from US$3.00 to US$3.70, and to increase the amount of that certain Company Termination Payment (as such term is defined in the Merger Agreement) from US$1,800,000 to US$6,000,000 (the “Amendment”).

The Amendment was executed after careful review and consideration, by the Board of Directors of Netshoes (the “Netshoes Board”), of (i) a revised unsolicited proposal received on June 11, 2019 from Grupo SBF S.A., a sociedade anônima incorporated under the laws of Brazil and with shares listed in the Brazilian stock exchange (B3) under ticker “CNTO3” (“Centauro”), for purchase of all of the outstanding common shares of Netshoes through a merger transaction pursuant to which Netshoes shareholders would receive a payment in cash of US$3.70 for each share, and (ii) Magalu’s proposed amendments to the Merger Agreement, as set forth in the Amendment.

The Netshoes Board has unanimously approved (with the abstention of Mr. Marcio Kumruian on advice of counsel) the Amendment to the Merger Agreement and unanimously reaffirms its recommendation (with the abstention of Mr. Kumruian on advice of counsel) that Netshoes’ shareholders vote in favor of the transactions contemplated by the Merger Agreement. In reaching this determination, the Netshoes Board took into account:

(1) the increase in the Per Share Merger Consideration;

(2) the high degree of certainty of the completion of the Merger with Magazine Luiza on or prior to June 19, 2019 (subject to approval by the shareholders of the Company);

(3) the final approval of the Magazine Luiza acquisition previously granted by the Brazilian antitrust authority;

(4) that any potential transaction between the Company and Centauro would involve calling a new shareholders meeting and review by Brazilian antitrust authorities, leading to delay and uncertainty; and

(5) that it is in Netshoes’ shareholders’ best interest to secure a transaction with a closing just a few days away given the previously disclosed pressures on Netshoes operating cash flow and financial condition.

In light of the aforementioned, the board of directors determined that it continues to be in the best interest of the shareholders of Netshoes to vote in favor of the resolutions authorizing the Merger Agreement and for Netshoes to consummate the transaction with Magazine Luiza.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: June 13, 2019